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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                              ------------------------

                                  SCHEDULE 14D-1/A

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 1)
                               ------------------------

                         DAMSON/BIRTCHER REALTY INCOME FUND I
                          A PENNSYLVANIA LIMITED PARTNERSHIP
                              (NAME OF SUBJECT COMPANY)
                                 GRAPE INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                            ARLEN CAPITAL ADVISORS, LLC
                                      (BIDDER)



                           LIMITED PARTNERSHIP INTERESTS
                           (TITLE OF CLASS OF SECURITIES)


                                        None
                       (CUSIP Number of Class of Securities)


                               Don Augustine, Manager
                            Arlen Capital Advisors, LLC
                        1650 Hotel Circle North - Suite 200
                            San Diego, California  92108
                                   (619) 686-2002
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications on Behalf of Bidder)



                              ------------------------



AMENDMENT NO. 1 TO SCHEDULE 14D-1


This Amendment No. 1 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on April 21, 1998 (the "Schedule 14D-1") by Grape Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 10,000 limited partnership interests ("Interests") in Damson/Birtcher Realty Income Fund I, a Pennsylvania Limited Partnership (the "Partnership"), for a purchase price of $2,445 for each .01 percent interest, upon the terms and conditions set forth in the Offer to Purchase dated April 21, 1998 (the "Offer to Purchase") and the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

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ITEM 10.  ADDITIONAL INFORMATION

          (f) The Offer has been extended to midnight, Eastern Time, on June 8, 1998. On May 22, 1998, the Purchaser published an announcement in INVESTOR'S
BUSINESS DAILY announcing such extension and reporting.   A copy of the text of
the publication has been filed as Exhibit (a) (5) to this Amendment No. 1 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

          (a) (4) Text of publication issued by the Purchaser on May 22, 1998.



                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    May 22, 1998        GRAPE INVESTORS, LLC

                                   By:       Arlen Capital Advisors, LLC
                                             its Manager

                                             By:  /s/ DON AUGUSTINE
                                                  ------------------------------
                                                  Don Augustine, Manager


                                   ARLEN CAPITAL ADVISORS, LLC


                                             By:  /s/ DON AUGUSTINE
                                                  ------------------------------
                                                  Don Augustine, Manager